UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2007

GIANT OIL & GAS INC.

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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010

Calgary, Alberta, Canada, T3H 3C8

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Change in Directors

On June 1, 2007 Mr. Amaz Madi was appointed to the board of directors of Giant Oil & Gas Inc. (the “Company”). Set forth below are the age and a brief description of the background and business experience of Mr. Madi over the past five years.

Mr. Madi, age 33, has been working as a professional geologist since 1999. From 2005 to present, he has worked as a geologist for Terracon Geotechnique Ltd. in Fort McMurray, Alberta. In 2004 he was employed by Petrowave Solution Inc. of Calgary Alberta. During 2002 and 2003 he completed courses in geology at the University of Alberta in Edmonton, Alberta and from 1999 to 2001 he was employed as a hydro-geologist by Alma Hydro Ltd. in Tripoli, Libya. Mr. Madi graduated from the University of El-Fatah in Triploi, Libya in 1998 with a Bachelor of Science degree in geology.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: /s/ Robert Coale

Name: Robert Coale
Title: President

Date:	June 1, 2007